Exhibit 99.1

Acorn International Announces Receipt of Non-binding Proposal to Acquire the
Company at US$15.22 per ADS or US$0.761 per Ordinary Share

SHANGHAI, August 18, 2020 -- Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), a leading marketing and branding company in China, today announced that the board of directors of the Company (the "Board") has received on August 17, 2020 US time a preliminary non-binding proposal letter, dated August 17, 2020 (the "Proposal"), from Mr. Robert W. Roche, Executive Chairman of the Company, to acquire all of the outstanding shares of the Company not already owned by the Buyer Vehicle (as defined below) at US$15.22 per American Depositary Share (the "ADS," each ADS representing twenty ordinary shares) or US$0.761 per ordinary share in cash, subject to certain conditions (the “Proposed Acquisition”). According to the Proposal, it is anticipated that the Buyer Vehicle or its shareholders will control approximately 75% of the outstanding shares of ordinary shares of the Company.

According to the Proposal, Mr. Robert W. Roche will form a transaction vehicle (the "Buyer Vehicle") for the purpose of pursuing the proposed transaction.  It is currently expected that substantially all of the capital for the Proposed Acquisition would be borrowed from third parties in the form of debt funding. In that regard, the Buyer Vehicle has entered into an agreement with a third party lender pursuant to which, subject to certain terms and conditions, such lender will provide such proposed funds. The third party lender will require a timely opportunity to conduct customary legal, financial and accounting due diligence, and satisfactory completion of such due diligence is a condition to the lender providing the proposed funds.

The Special Committee of the Board will schedule a meeting to consider next steps with respect to the Proposal. No decisions have been made with respect to the Company's response to the Proposed Acquisition. There can be no assurance that any definitive offer will be made, that any agreement with respect thereto will be reached or executed, or that this or any other transaction will be approved or consummated.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," “would,” "potential," “proposal” and similar statements. Such statements are based on current expectations and current economic, market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond control, which may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

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